NO ACT

PE
2-4-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11006339

March 29, 2011

Andrew A. Gerber
Hunton & William LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-11

Re: Raytheon Company
Incoming letter dated February 4, 2011

Dear Mr. Gerber:

This is in response to your letters dated February 4, 2011 and February 24, 2011 concerning the shareholder proposal submitted to Raytheon by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 18, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

March 29, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated February 4, 2011

The proposal requests that Raytheon provide a report on lobbying contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that Raytheon may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on Raytheon's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Raytheon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA
28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

February 24, 2011

FILE NO: 52785.000051

Rule 14a-8

Via Electronic Mail

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Raytheon Company – Stockholder Proposal Submitted by AFSCME Employees Pension Plan

Ladies and Gentlemen:

As counsel to Raytheon Company (the "Company"), on February 4, 2011, we requested confirmation that the staff of the Division of Corporation Finance will not recommend enforcement action if the Company omits from its proxy materials for its upcoming annual meeting a proposal by the AFSCME Employees Pension Plan (the "Proponent") related to lobbying (the "Proposal"). This letter is submitted in response to the Proponent's letter, dated February 18, 2011, asking that the request for no-action relief be denied.

BACKGROUND AND ANALYSIS

As the Company stated in the February 4, 2011 letter, given the sensitive nature of the Company's operations, the protection of its workforce, including both privacy safeguards and personal security measures, is very important. The Company emphasized that the Proposal, by requiring identification of all persons in the Company who participated in any decision to make lobbying expenditures, undermined the Company's personal security safeguards for its workforce and the Company's privacy policy.

The Proponent's Response does not challenge the Company's assertion that the identification of all participating employees would undermine the Company's personal security safeguards and its privacy policy. Rather, the bottom line of the Proponent's Response seems to be that (i) prior precedent recognizing the validity of privacy concerns can be ignored because the no-action requests involved customer privacy, not employee privacy and (ii) prior precedent recognizing the

HUNTON&
WILLIAMS

validity of employee safety and security concerns can be ignored because the no-action requests only focused on employee safety in conjunction with operational concerns. The Company believes – quite strongly – that protecting the privacy of its employees is no less important than protecting the privacy of its customers and that the safety of its employees is of paramount concern, regardless of the source of the threat to their safety.

The Proponent's Response then asserts that the disclosure of employee identities is important to stockholders because the employee decision makers may pursue their own interest rather than the interest of the stockholders. The Company agrees that proper oversight and control of the Company's lobbying activities is important to the Company and its stockholders. That oversight and control is, as a matter of corporate law, the responsibility of the board of directors and the chief executive officer. These individuals, each of whose identity obviously is accessible by anyone, are accountable for all of the Company's lobbying. Requiring disclosure of the identity of each lower level employee who had any involvement in any of the many decisions regarding payment for lobbying would unnecessarily have negative privacy and safety consequences while serving no identifiable valid purpose.

CONCLUSION

For the foregoing reasons, we, on behalf of the Company, respectfully request the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2011 annual meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Kathryn Gilchrist Simpson, Vice President, Legal - Corporate Transactions & Governance of the Company, at 781-522-3078.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Andrew Gerber

cc: Kathryn Gilchrist Simpson
Charles Jurgonis


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

February 18, 2011

<u>VIA EMAIL</u>
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder proposal of AFSCME Employees Pension Plan; request by Raytheon Company for determination allowing exclusion

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Raytheon Company ("Raytheon" or the "Company") a stockholder proposal (the "Proposal") requesting a report on lobbying.

In a letter dated February 4, 2011 ("Raytheon Letter"), the Company advised of its intention to omit the Proposal from the proxy materials being prepared for Raytheon's 2011 annual meeting of stockholders and asked that the Division issue a determination that it would not recommend enforcement action if the Company does so.

Raytheon relies exclusively on Rule 14a-8(i)(7), arguing that the proposal deals with a matter related to the Company's ordinary business operations. Because Raytheon has not met its burden of proving that it is entitled to rely on this exclusion, the Plan respectfully urges that Raytheon's request for relief be denied.

<u>The Proposal</u>

The proposal asks Raytheon's board of directors to prepare an annual report disclosing the Company's—

1. Policies and procedures for lobbying contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

communications, including internal guidelines or policies, if any, for engaging in direct and grassroots lobbying communications.

2. Payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including the amount of the payment and the recipient.

3. The report shall also include the following for each payment, as relevant:

a Identification of the person or persons in the Raytheon who participated in making the decision to make the direct lobbying contribution or expenditure; and

b. Identification of the person or persons in the Raytheon who participated in making the decision to make the payment for grassroots lobbying expenditures.

The resolution goes on to define "grassroots lobbying communication" and to specify that those communications and "direct lobbying" include efforts at the federal, state and local levels.

The supporting statement explains that the proposal is filed based on a belief in the need for transparency and accountability in corporate spending to influence legislation. The statement also cites Raytheon's expenditure of $13.2 million in 2008 and 2009 on direct lobbying expenses, which may not include grassroots lobbying efforts, adding that publicly available data may not provide a complete picture of the Company's lobbying expenditures, given the lack of uniform disclosure requirements in this area.

Analysis

We begin with a point that Raytheon buries at page 10 of its letter, namely, the fact that the Division denied no-action relief as to the same resolution filed by the same proponent in *International Business Machines Corp.* (Jan. 24, 2011) ("*IBM*"). In that letter, the Division held that Rule 14a-8(i)(7) did not permit exclusion of the proposal, explaining that the proposal "focuses primarily on IBM's general political activities and does not seek to micromanage the company to such a degree that exclusion" would be appropriate[1] The Division has reached the same conclusion in a number of situations over the past few decades. *See, e.g., General Electric Co.* (Feb. 22, 2000); *General Motors Corp.* (Mar. 10, 1989); *International Business Machines Corp.* (Mar. 7, 1988); *American Telephone and Telegraph Co.* (Jan. 11, 1984).

[1] Raytheon's mention of *IBM* occurs immediately after Raytheon devotes two pages to making the basic point that a proposal may be excluded under Rule 14a-8(i)(7) if only a portion of the proposal relates to "ordinary business." Raytheon Letter at 8-10.

We incorporate by reference the proponent's discussion in *IBM* as to why this Proposal cannot be excluded because it presents a "significant social policy issue" that transcends ordinary business, namely, the effects of corporate lobbying on the political process. *See generally* Exchange Act Release No. 40,018 (May 21, 1998). As the *IBM* discussion demonstrates, it is indisputable that there is a robust public debate over the role that corporate lobbying, including lobbying done through conduit organizations, plays in the U.S. political process.

Unable to distinguish *IBM* and other authorities allowing stockholder proposals involving "general political activities," Raytheon focuses its attack on one element of the Proposal, namely, the request for identities of Raytheon personnel who "participated in making the decision to make the direct lobbying contribution or expenditure" or the "grassroots lobbying expenditure." To this Raytheon argues that the Proposal presents merely "ordinary business" issues involving "privacy matters, employee safety and management of employees." Raytheon Letter at 5.

Raytheon argues that this point was not raised by the company in *IBM*, but that is not the case. In fact, IBM argued specifically against disclosure of this information in its letter dated Dec. 15, 2010, which objected (at 7) to what it termed "drill-down detail information as to who participated in and approved each business activity/expenditure." *See also id.* at 8 (disclosure of additional information requested by the proposal delves too deeply into matters as to which stockholders are not able to form a judgment and constitutes micromanagement).

In any event, Raytheon's invocation of privacy, employee safety and management of employees is nothing more than old wine in a new bottle. What Raytheon fails to acknowledge is that virtually identical or similar language was included in recent proposals seeking comparable disclosures, which companies unsuccessfully sought to exclude on the ground that such disclosures involved employment-related matters and alleged "micromanagement" on complex topics. These decisions include:

- *Halliburton Co.* (Mar. 11, 2009), where the company singled out for criticism a request for "identification of the persons who make decisions to make political contributions" as an "employment-related matter";

- *Chubb Corp.* (Jan. 27, 2004), where the company objected to identifying "personnel who participate in decisions to make political contributions," which was said to constitute "complicated, fluid and dynamic processes," and thus "providing detailed information regarding which members of management influence which decisions about political contributions extends deeply into the Company's daily decision-making procedures about matters of fundamental significance to the Company";

- *American International Group, Inc.* (Feb. 19, 2004), where the company specifically objected to a request "to identify each employee involved in the decision-making process," citing letters "involving a company's relations with its employees as being part of the company's ordinary business operations";

• *Time Warner Inc.* (Feb. 11, 2004), which denied relief notwithstanding a specific protest about requests to provide an "accounting of Company resources, including Company property and personnel, that have been utilized in support of or in opposition to any ballot initiative brought before voters on a local or state level," and the "identification of Company personnel with the authority to approve the utilization of Company resources in the political arena."

Turning now to Raytheon's point regarding employee privacy, Raytheon Letter at 5, we note at the outset how this argument is analytically different from the "micromanagement" concern that the Company also professes and that failed to convince the Division in the letters cited above. Be that as it may, the letters that Raytheon cites are irrelevant because they do not involve employee privacy, but *customer* privacy. *AT&T Inc.* (Feb. 7, 2008); *AT&T Inc.* (Jan. 26, 2009); *Qwest Communications Int'l Inc.* (Feb. 17, 2009); *Bank of America Corp.* (Feb. 21, 2006). The situations can be distinguished because questions about how a company treats its customers are not implicated by a proposal dealing with corporate governance and accountability of management and the board to stockholders.

Nor is Raytheon on more solid ground when it invokes employee safety and security. Raytheon Letter at 6. This argument was presented by Bank of America Corporation ("BAC") (BAC incoming letter dated Jan. 6, 2011) in response to a similar proposal. In that letter BAC expressed concern about executives' safety because that there had been a protest outside the homes of a BAC executive and an executive at another bank over aggressive foreclosure policies based on forged affidavits and "robosigners" who attested to the veracity of documents they have not verified. In fact, several months after the protest, the situation reached such a critical mass that BAC called a nationwide halt to foreclosure sales and had to announce that it would be filing new paperwork in more than 100,000 cases. *See* Zachary A. Goldfarb and Ariana Eujung Cha, "Bank of America to restart foreclosures in 23 states," *The Washington Post* (Oct. 18, 2010). Raytheon cites this episode as a basis for its concern (Raytheon Letter at 4 n.4), but the Company makes no effort to link a company-specific protest, which involves an issue not germane to Raytheon's business, into a matter that is likely to affect Raytheon officials.

The letters cited by Raytheon in which the Division has permitted exclusion are different, as they focus on employee safety in conjunction with operational concerns, including:

• employees' physical qualifications for specific jobs: *General Motors Corp.* (Mar. 18, 1998);

• measures to provide security from a terrorist attack or "other homeland security incidents," which might include a flood or tornado: *Kansas City Southern* (Mar. 14, 2008);

• an airline's safety operations: *AMR Corp.* (Apr. 2, 1987);

• a request to disclose safety data and claims data in an annual report: *CNF Transportation, Inc.* (Jan. 26, 1998).

None of these letters involve a claim as conjectural or speculative as Raytheon presents here.

Raytheon then cites a grab bag of citations "relating to employees," none of which involves an issue remotely close to the situation we have here. Raytheon Letter at 7. Those letters involved proposals dealing with:

• plant closings: *Boeing Co.* (Feb. 3, 2005); *Fluor Corp.* (Feb. 3, 2005);

• workplace management: *Johnson & Johnson* (Feb. 24, 2006) (company policies dealing with employee misconduct);

• union organizing situations: *Wal-Mart Stores, Inc.* (Mar. 16, 2006) (adopt a policy against intimidation of employees during union organizing drive); *United Parcel Services, Inc.* (Feb. 23, 2004) (same);

• various aspects of management-employee relations: *Labor Ready* (Apr. 1, 2003) (requesting policy on resolving union-reported disputes and pay levels); *Wal-Mart Stores, Inc.* (Apr. 2, 2002) (proposal relating to employee discounts, company contributions to employee stock purchase, hourly pay, use of company credit cards, stock option grants and display of merchandise in stores); *Duke Power Co.* (Mar. 24, 1992) (establish employee advisory council).

Finally, Raytheon cites *Pfizer Inc.* (Jan. 7, 2004) for the proposition that "proposals seeking additional disclosure of ordinary business matters may be excluded." Raytheon Letter at 7. *Pfizer* involved a request with a strong "personal grievance" element to "supply all the information when asked by stockholders whether available to the public or not [and if] they feel that there is good cause for not supplying it," they should explain why not. Such a broad request without any attempt to articulate an overriding policy interest is hardly precedent for granting Raytheon relief here.

Apart from all this, Raytheon never grapples with arguments about why the disclosure of those responsible for corporate lobbying contributions and expenditures *is* important to stockholders and not a matter of ordinary business. The Company dismisses the request as "failing to serve a valid purpose," Raytheon Letter at 4, but that is not so.

A recent academic article posits that for most ordinary business decisions, the interests of managers and stockholders are sufficiently aligned such that there is not a need to require disclosures to stockholders. Lucien A. Bebchuk and Robert J. Jackson, Jr., *Corporate Political Speech: Who Decides?* (2010), *available at* http://papers.ssrn.com/sol3/papers.cfm?abstract_id=1670085 and *Harvard Law Review*, Vol. 124, pp. 83-117 (2010). They note that where management interests and shareholder interests may diverge – in areas such as executive compensation – the policy response consists of disclosure requirements. *Id.* at 8. They posit that political spending decisions may reflect more the views of managers and directors with results that are exogenous to firm performance. *Id.*

They note that possible negative shareholder reactions may be blunted if funds are channeled through third parties, such as trade associations or others. *Id.* at 11.

This is another way of stating that there is an "agency problem," in that corporate managers and directors (as agents) may pursue their own interests as opposed to those of stockholders, as principals. In that context, disclosure of the identities of the persons making decisions is particularly important.[2] Who decides these matters? Has the board of directors given its approval? Is the board even aware of a company's practices in this area? Disclosure of the names of individuals making the decisions will thus provide necessary transparency to the benefit of stockholders and allow them (including minority stockholders who may disagree with decisions) to understand who is accountable to stockholders on decisions that may yield no economic benefit to the company and that may benefit managers or directors as agents, without advancing the interests of stockholders.

* * * *

For these reasons, the Plan respectfully asks the Division to deny the no-action relief that Raytheon has sought.

Thank you in advance for your consideration of these comments. If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Andrew A. Gerber, Esq.

---

[2] Companies may lobby on measures that have little or no connection with their products or services. For example, companies and their trade associations have vigorously lobbied against legislation and regulation that would provide public company stockholders with procedures for nominating director candidates using the company's proxy statement ("proxy access" procedures). (*See, e.g.*, Stephen Grocer, "Proxy Access: The Biggest Businesses Get Their Way," *Deal Journal (The Wall Street Journal)*, Aug. 4, 2010).

We note that the issue of corporate involvement in the political process gained new visibility in late 2010 with reports that News Corp. had donated $1 million to the Republican Governors Association because of Chairman Rupert Murdoch's personal friendships with Republican party leaders. *See* Letter from Nathan Cummings Foundation to News Corp. (Oct. 11, 2010), *available at* http://nathancummings.net/news/NewsCoprLtr101110.pdf.



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 57285.41

February 4, 2011

Rule 14a-8

VIA ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the AFSCME Employees Pension Plan

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Raytheon Company, a Delaware corporation (the "Company"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company omits from its proxy materials for the Company's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Company received a proposal and supporting statement dated December 20, 2010 (the "Proposal") from the AFSCME Employees Pension Plan (the "Proponent") for inclusion in the proxy materials for the 2011 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2011 Annual Meeting is scheduled to be held on or about May 26, 2011. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 29, 2011.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:



1. Six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the 2011 Annual Meeting.

THE PROPOSAL

The Proposal reads as follows:

> **Resolved**, that the stockholders of Raytheon Company ("Raytheon") hereby request that Raytheon provide a report, updated annually, disclosing Raytheon's:
>
> 1. Policies and procedures for lobbying contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including internal guidelines or policies, if any, for engaging in direct and grassroots lobbying communications.[1]
>
> 2. Payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including the amount of the payment and the recipient.[2]
>
> 3. The report shall also include the following for ***each payment***, as relevant:
>
>   a. ***Identification of the person or persons*** in the [sic] Raytheon who participated in making the decision to make the direct lobbying contribution or expenditure; and
>
>   b. ***Identification of the person or persons*** in the [sic] Raytheon who participated in making the decision to make the payment for grassroots lobbying expenditures.[3]

---

[1] Referred to herein as "prong 1."
[2] Referred to herein as "prong 2."
[3] Referred to herein as "prong 3."



> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view of the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.
>
> Both "direct lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.
>
> The report shall be presented to the Audit Committee of the Board of Directors (the "Board") or other relevant oversight committee of the Board and posted on Raytheon's website to reduce costs to stockholders.

(emphasis added)

BACKGROUND

The Company is a technology and innovation leader specializing in defense, homeland security and other government markets throughout the world. The Company provides state-of-the-art electronics, mission systems integration and other capabilities in the areas of sensing, effects and command, control, communications and intelligence systems, as well as a broad range of mission support services. The Company employs approximately 72,000 people worldwide. Given the sensitive nature of the Company's business operations, including the fact that a significant amount of the Company's operations are classified for purposes of national security, the protection of the Company's workforce, including both privacy safeguards and security measures, is very important to its successful operation.

Every corporation has to address the issue of the extent to which information about its business, including its workforce, should be in the public domain. That issue is especially important for the Company because of the sensitive nature of its business. Whether to discuss information about the workforce involves a variety of different considerations, including concerns about individual privacy and related concerns about personal security. The Proposal stands at odds to the Company's efforts to provide safeguards for its workforce. The Company has taken action to protect the privacy of its workforce, including adoption of a company-wide privacy policy covering employees, contractors, vendors and consultants. The Proposal undermines the privacy policy by requiring disclosure of individual employee names (the "Individual Employee Identification Requirement") and linking those employees with specific information about the Company's business – the identification of every employee who participates in any decision to make any lobbying contribution or expenditure (without any consideration of the level of involvement or



materiality of the decision). Through the Individual Employee Identification Requirement, the Proposal eliminates the Company's ability to take into consideration its legitimate concerns for the privacy and security of its employees.

Further, the Company believes that the Individual Employee Identification Requirement is an irrelevant requirement, failing to serve a valid purpose in the context of a proposal dealing with the Company's lobbying activities. It is hard to envision any scenario under which the identification of a specific employee's participation in lobbying decisions provides material information to stockholders making an investment decision with respect to the Company. This is especially true in light of the fact that the Company currently makes numerous public disclosures regarding its lobbying activities as required by law, which provide stockholders ample information about the Company's lobbying activities. As such, it is not unreasonable to conclude that the primary purpose of the Individual Employee Identification Requirement is to provide information to the Proponent and similar special interest groups that could be used to target and discourage both the employee and the Company from engaging in legitimate and legal activities. This concern is not raised merely in the abstract or as a hypothetical possibility. The Company is aware of recent incidents in which members of special interest groups gathered in large numbers at the private residences of employees of other public companies who they believed were connected to lobbying activities with which they disagreed.[4]

---

[4] The Company is aware of an incident that took place during 2010 that involved the targeting of identifiable employees from other companies. In May 2010, hundreds of people descended upon the home of one of Bank of America Corporation's employees who they believed was connected to certain Bank of America decisions with which they disagreed. Media accounts indicated that "500 screaming placard-waving strangers on a mission to intimidate [Bank of America's employee]" came to demonstrate. *What's really behind SEIU's Bank of America protests, Fortune,* May 19, 2010, *available at* http://money.cnn.com/2010/05/19/news/companies/SEIU_Bank_of_America_protest.fortune/. According to media reports, after leaving the home of the Bank of America employee, 14 busloads of people that had been at the employee's home descended upon the nearby residence of an employee of JPMorgan Chase. *See id.* A community organizer involved with the event stated that the subject employees were the "people who are responsible for lobbying efforts against financial reform" and that "[t]hey're the ones responsible for the foreclosure crises and predatory lending in our communities." *Liberal Protesters Descend onto Bank Exec's Lawns, CBSNews,* May 17, 2010, *available at* http://www.cbsnews.com/8301-503544_162-20005112-503544.html. As with the incidents at Bank of America and JPMorgan Chase, the Individual Employee Identification Requirement of the Proposal provides special interest groups the private and personal information necessary to target individual employees that are identified because they participated in lobbying efforts opposite the views held by such group.



REASON FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the proxy materials for the 2011 Annual Meeting pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the ordinary business of the Company. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors and its management to manage the business and affairs of the company. In the adopting release to the amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). In addition, one must also consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Company believes that the Proposal falls squarely within the scope of the above considerations. The Proposal probes into matters of a complex nature involving management of the workforce and privacy matters. The Commission and the Division have consistently found proposals related to these matters excludable under Rule 14a-8(i)(7). *See 1998 Release; The Boeing Company* (February 25, 2005) ("*Boeing*"). As discussed below, these matters are not within the purview of stockholders and are more appropriately left to management of the Company.

A. The Proposal's Individual Employee Identification Requirement relates to the privacy matters, employee safety and management of employees.

In the *1998 Release*, the Commission clearly stated that a wide range of matters relating to the management of the workforce, including hiring, promotion and termination of employees are matters of ordinary business that are fundamental to management's ability to run a company on a day-to-day basis. The Division has made clear that a broad range of proposals related to employees including, workforce and workplace management, wages and employment decisions, all deal with ordinary business matters and have been excludable under Rule 14a-8(i)(7). More specifically relevant to the exclusion of the Proposal, the Division has made clear that proposals related to privacy and employee safety measures may be excluded under Rule 14a-8(i)(7).

1. Review of Precedent.

(a) Proposals Related to Privacy Concerns Have Been Found Excludable.

The Division has held that proposals generally related to maintaining privacy are excludable under Rule 14a-8(i)(7) as matters of ordinary business. While the Division's precedent has generally been applied in the context of customer privacy, employee privacy concerns are not distinguishable in any meaningful way. In *AT&T Inc.* (February 7, 2008), a proposal regarding the technical, legal and ethical issues pertaining to the disclosure of customer records and communications as well as the effect of such disclosures on privacy rights was excludable because it related to ordinary business matters ("i.e., procedures for protecting customer information"). *See also, AT&T Inc.* (January 26, 2009) and *Qwest Communications International Inc.* (February 17, 2009) (proposals regarding each company's internet network management policies was excludable because it related to "procedures for protecting user information"). Similarly, in *Bank of America Corporation* (February 21, 2006), a proposal seeking a report on policies and procedures for protecting customer information was excludable. As discussed above, the Company's efforts to protect privacy are a critical and necessary part of its ordinary business operations.

(b) Proposals Related to Employee Safety and Security Have Been Found Excludable.

In *General Motors Corporation* (March 18, 1998) ("*General Motors*"), a proposal that the company amend its job postings to include the physical abilities necessary to perform the job was excludable because it related to ordinary business matters "i.e., employment and personnel decisions." In *General Motors*, the company noted that the proposal was made "to ensure for safety reasons that employees possess the physical attributes necessary to perform jobs to which they are assigned." In *Kansas City Southern* (March 10, 2008, reversed on reconsideration March 14, 2008), a proposal requesting information relevant to the company's efforts to safeguard the security of its operations from a terrorist attack was excludable under Rule 14a-8(i)(7). The company argued that the requested information regarding the specific measures taken by the company to safeguard its employees must be kept confidential. In *AMR Corporation* (April 2, 1987) and *CNF Transportation, Inc.* (January 26, 1998), proposals regarding each company's safety and security efforts were found to be matters of ordinary business.

(c) A Broad Range of Proposals Relating to Employees Have Been Found Excludable.

In addition to the above referenced precedent, a wide variety of employee-related proposals have been found by the Division to be excludable, including proposals related to management of the workplace and employer/employee relations. For instance, in *Boeing* and *Flour Corporation* (February 3, 2005), proposals relating to the elimination of jobs and/or the relocation of jobs to foreign countries were excludable because they related to the management of the workforce. In *Johnson & Johnson* (February 24, 2006), a proposal seeking policies to assure research integrity; the detection, investigation and prevention of research misconduct; investigation and maintenance of confidential disclosures; and complaints and claims of reprisal was excludable because it related to the management of the workplace. Further, in *Wal-Mart Stores, Inc.* (March 16, 2006) ("*Wal-Mart 2006*"), a proposal to adopt a policy to "bar intimidation of company employees exercising their right to freedom of association" was excludable because it related to the "relations between the company and its employees" and, thus, was a matter of ordinary business. In *United Parcel Services, Inc.* (February 23, 2004), a proposal seeking a report regarding the relationship between the company and a union was excludable because it related to the "relations between the company and its employee representatives" and, thus, was a matter of ordinary business. *See also Labor Ready, Inc.* (April 1, 2003); *Wal-Mart Stores, Inc.* (April 2, 2002); and *Duke Power Company* (March 4, 1992) (all dealing with employee relations).

(d) Proposals Involving the Disclosure of Ordinary Business Matters Have Been Found Excludable.

Finally, the Division has found that proposals seeking additional disclosure of ordinary business matters may be excluded under Rule 14a-8(i)(7). In *Pfizer Inc.* (January 7, 2004), a proposal "to supply all the information when asked by shareholders whether available to the public or not [and if] they feel that there is good cause for not supplying it to them they must explain the reason for doing so" was excludable because it related to a matter of ordinary business "(i.e., communications with the board and management on matters related to Pfizer's ordinary business operations)."

2. *Discussion.*

As illustrated above, the Division has found a wide range of issues related to privacy issues and management of employees as matters of ordinary business. Similar to the precedent no-action letters discussed above, the Proposal involves the management and protection of the Company's workforce because it includes the Individual Employee Identification Requirement, which requires the Company to provide information about individual employees. Such disclosure not only



involves privacy issues for Company employees but also poses a potential threat to the safety of employees and their families. The Company believes that maintaining employee privacy, especially in light of the sensitive nature of its business, is an important part of workforce management and, as such, is a matter of ordinary business under both Commission and Division precedent.

B. Under Division precedent, where any portion of a proposal is excludable under Rule 14a-8(i)(7), the entire proposal is excludable, even if a portion of the proposal deals with matters that raise significant policy concerns (which this Proposal does not).

The Division's practice has been to permit exclusion of a proposal in its entirety where any portion of the proposal touches on a company's ordinary business operations, even if particular aspects of the proposal would not be excludable on a stand-alone basis or raise significant policy concerns. We believe the entire Proposal may be excluded because the Individual Employee Identification Requirement set forth in prong 3 of the Proposal, as discussed in detail above, is a matter of ordinary business, excludable pursuant to Rule 14a-8(i)(7) as relating to management of the workforce, privacy and employee safety.

1. Review of Precedent.

Precedent letters on this point include the following: In *E*Trade Group, Inc.* (October 31, 2000), a proposal was excludable as it related to the company establishing a stockholder value committee for the purpose of advising the board on potential mechanisms for increasing stockholder value. In concurring that the proposal could be excluded, the Division stated,

> [w]e note in particular that, although the proposal appears to address matters outside the scope of ordinary business, subparts "c." and "d." relate to [the company's] ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if [the company] omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

In *Wal-Mart Stores, Inc.* (March 15, 1999), in concurring with the exclusion of a proposal related to child labor, wage adjustments and protecting employees rights, the Division stated,

> [w]e note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7),



> we will not recommend enforcement action to the Commission if [the company] omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Finally, in *Bank of America Corporation* (February 24, 2010), in concurring with the exclusion of a proposal related to the extension of credit and to greenhouse gas emissions generally, the Division stated,

> we note that the first part of the proposal addresses implementation of [the company's] existing policy on funding companies that use mountain top removal as their predominant method of coal extraction. In our view, this part of the proposal addresses matters beyond the environmental impact of [the company's] project finance decisions, such as [the company's] decisions to extend credit or provide financial services to particular types of customers. Proposals concerning customer relations or the sale of particular services are generally excludable under Rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if [the company] omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

See also JPMorgan Chase & Co. (March 12, 2010) (same as previous) and *Marriott International, Inc.* (excluding a proposal related to global warming but that micro-managed the company to such a degree that the exclusion of the proposal was appropriate).

*2. **Discussion.***

The Individual Employee Identification Requirement set forth in prong 3 of the Proposal relates to a matter of ordinary business, as discussed above. Accordingly, even if the Division finds that one or both of the first two prongs of the Proposal relate to matters that transcend ordinary business matters, the entire Proposal may be excluded under Rule 14a-8(i)(7).

The Division has stated that proposals that deal with matters that transcend the day-to-day business of a company and raise policy issues so significant that it would be appropriate for a stockholder vote would not be excludable under Rule 14a-8(i)(7). *See Staff Legal Bulletin No. 14E (CF)* (October 27, 2009) ("*SLB 14E*"). We do not believe that the Proposal raises any significant policy issues. We are aware of the Division's prior views that certain proposals regarding political contributions can raise significant policy concerns and are not generally matters of ordinary business. However, we believe that the Proposal, through the Individual Employee Identification Requirement and the detailed report requested, seeks to micro-manage the legal and legitimate business operations of the Company, including its ability to protect employee privacy, safeguard its workers and manage its workforce. The Proposal inappropriately seeks to intervene in the Company's routine management of these basic business functions in order to limit — or stop — the Company from engaging in certain political or legislative objectives.

C. Recent IBM Letter Distinguishable

We are aware of the Division's recent decision regarding a substantially similar proposal in *International Business Machines* (January 24, 2011) ("*IBM*"). In *IBM*, the Division stated its view that the "proposal focuses primarily on IBM's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal [under Rule 14a-8(i)(7)] would be appropriate." We believe that the Division reached this position because the company in *IBM* failed to meet its burden of proof under Rule 14a-8(g). In *IBM*, the company primarily argued that the proposal (i) was not a "political contributions" proposal and that lobbying activities were matters of ordinary business, (ii) called for a detailed report beyond current levels of disclosure provided by the company and (iii) called for an evaluation of risk.

While the company in *IBM* made the foregoing arguments under Rule 14a-8(i)(7), they did not raise the significant ordinary business issues regarding employee privacy matters, employee safety and management of the workforce and the work place raised by the Company herein that result from the Individual Employee Identification Requirement. The failure of the Proposal under a Rule 14a-8(i)(7) analysis is not that it requests a report on various lobbying activities but rather that its Individual Employee Identification Requirement calls for the disclosure of irrelevant and immaterial information, while at the same time jeopardizing management's ability to oversee employee privacy and safety.

Because the company in *IBM* failed to raise these issues, we do not believe that the Division's response in *IBM* serves as applicable precedent under Rule 14a-8(i)(7).

D. Conclusion.

The Division has a long history of finding a broad array of proposals dealing with the management of the workforce and the work place and privacy matters excludable. The Proposal probes into matters of a complex nature involving privacy matters and employee safety. The Individual Employee Identification Requirement, which requires the Company to identify, by name, each individual employee that participates in decisions regarding each and every payment (regardless of amount) for lobbying contributions or expenditures, forces the Company to unnecessarily identify its employees (even those with very small roles in the decision) and therefore impinges on employees' privacy. Further, the Individual Employee Identification Requirement is an irrelevant



requirement for which neither we nor the Company can discern any valid purpose in the context of the Proposal.

The Company and its management are in the best position to determine what policies and practices are prudent to protect employee privacy and safety, especially given the highly sensitive industry in which the Company operates. Based on the foregoing discussion, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing and on behalf of the Company, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2011 Annual Meeting. Based on the Company's timetable for the 2011 Annual Meeting, a response from the Division by March 10, 2011 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Kathryn Gilchrist Simpson, Vice President, Legal - Corporate Transactions & Governance of the Company, at 781-522-3078. Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Kathryn Gilchrist Simpson
Charles Jurgonis

EXHIBIT A

The Proposal


AFSCME
We Make America Happen

RECEIVED
DEC 2 0 2010

American Federation of State, County & Municipal Employees
Capital Strategies
1625 L Street, NW
Washington, DC 20036
(202) 223-3255 Fax Number

Facsimile Transmittal

DATE: December 20, 2010

To: Jay B. Stephens, Senior Vice President, General Counsel and Corporate Secretary, Raytheon Company
(781) 522-6471

From: Lisa Lindsley

Number of Pages to Follow: 4

Message: Attached please find shareholder proposal from AFSCME Employees Pension Plan.

PLEASE CALL (202) 429-1215 IF ANY PAGES ARE MISSING. Thank You


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 20, 2010

VIA OVERNIGHT MAIL and FAX (781) 522-6471
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
Attention: Jay B. Stephens, Senior Vice President, General Counsel and Corporate Secretary

Dear Mr. Stephens:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2010 proxy statement of Raytheon Company (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 2,783 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

Resolved, that the stockholders of Raytheon Company ("Raytheon") hereby request that Raytheon provide a report, updated annually, disclosing Raytheon's:

1. Policies and procedures for lobbying contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including internal guidelines or policies, if any, for engaging in direct and grassroots lobbying communications.

2. Payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including the amount of the payment and the recipient.

3. The report shall also include the following for each payment, as relevant:

   a. Identification of the person or persons in the Raytheon who participated in making the decision to make the direct lobbying contribution or expenditure; and
   b. Identification of the person or persons in the Raytheon who participated in making the decision to make the payment for grassroots lobbying expenditures.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board of Directors (the "Board") or other relevant oversight committee of the Board and posted on Raytheon's website to reduce costs to stockholders.

Supporting Statement

As long-term Raytheon stockholders, we support transparency and accountability in corporate spending to influence legislation. These activities include direct and indirect spending to influence legislation as well as grassroots lobbying communications to influence legislation.

We believe that disclosure is consistent with public policy and is in the best interest of Raytheon and its stockholders. Absent a system of accountability, Raytheon assets can be used for policy objectives that may be inimical to Raytheon's long-term interests and may pose risks to Raytheon and its stockholders.

Raytheon spent about $13.2 million in 2008 and 2009 on direct federal lobbying activities, according to the Raytheon's disclosure reports. [*U.S. Senate Office of Public Records*] This figure may not include grassroots lobbying, which may indirectly influence legislation by mobilizing the public to support or oppose it.

Publicly available data does not provide a complete picture of Raytheon's lobbying expenditures. Not all states require disclosure of lobbying expenditures made to influence state legislation or regulation, and some states that do require disclosure do not provide online access to the data disclosed. Raytheon's Board and its stockholders need complete disclosure to be able to evaluate the use of corporate assets for direct and grassroots lobbying and the risks the spending poses.

We urge you to vote FOR this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

December 20, 2010

VIA OVERNIGHT MAIL and FAX (781) 522-6471
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
Attention: Jay B. Stephens, Senior Vice President, General Counsel and Corporate Secretary

Dear Mr. Stephens:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure



STATE STREET.

Kevin Yakimowsky

Assistant Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
kyakimowsky@statestreet.com

telephone +1 617 985 7712
facsimile +1 617 769 6695

www.statestreet.com

December 20, 2010

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Raytheon (cusip 755111507)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **2,783 shares of Raytheon** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of **Ratheon** stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky